July 16, 2013

Via E-mail and EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director
Jennifer Riegel, Special Counsel
Karen Ubell, Staff Attorney
Lisa Vanjoske, Senior Staff Accountant
Tabatha Akins, Staff Accountant

Re:	OncoMed Pharmaceuticals, Inc.
Registration Statement on Form S-1 (Registration No. 333-181331)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of OncoMed Pharmaceuticals, Inc. that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-181331) be accelerated so that the Registration Statement will become effective by 4:00 P.M. Eastern Time on Wednesday, July 17, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that we have effected between July 8, 2013 and the date hereof approximately the following distribution of the preliminary prospectus:

1242 to institutions;

200 to prospective underwriters; and

12 to others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

JEFFERIES LLC
LEERINK SWANN LLC
PIPER JAFFRAY & CO.
BMO CAPITAL MARKETS CORP.

JEFFERIES LLC

By:	/s/ Michael Brinkman
Name:	Michael Brinkman
Title:	Managing Director

LEERINK SWANN LLC

By:	/s/ Dan Dubin
Name:	Dan Dubin
Title:	Managing Director